Exhibit 99.1

Ebang International Holdings Inc. Reports Unaudited Financial Results for the First Six Months of Fiscal Year 2025

Singapore, August 15, 2025 – Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we,” “us” or “our”), today announced its unaudited financial results for the first six months of fiscal year 2025.

Operational and Financial Highlights for the First Six Months of Fiscal Year 2025

Total net revenues in the first six months of 2025 were US$3.58 million, representing an 69.46% period-over-period increase from US$2.11 million in the same period of 2024.

Gross loss in the first six months of 2025 was US$0.65 million compared to the gross profit of US$0.08 million in the same period of 2024.

Net loss in the first six months of 2025 was US$4.50 million compared to US$6.65 million in the same period of 2024.

Mr. Dong Hu, Chairman and Chief Executive Officer of the Company, commented, “In the first half of 2025, our Fintech business has demonstrated resilience, achieving modest growth amidst a complex macroeconomic landscape. Concurrently, our forward-looking investments in renewable energy have made strides, turning this field as a new growth engine for the company. We believe that the global carbon neutrality process has shifted from being policy-driven to market-driven, and the demand for renewable energy will continue to thrive. Leveraging our fifteen years of extensive experience in chip technology, hardware, and intelligent manufacturing, the Company is rapidly repurposing high-efficiency computing power, precision manufacturing, and energy management technologies into photovoltaic, energy storage, and smart energy applications. This approach enables us to achieve dual optimization in product iteration and cost efficiency.”

Mr. Hu continues, “Looking ahead, we will continue to explore the incremental demand for technology, cross-border payments, and digital asset trading in the regulated Fintech market under a compliance framework. We are committed to continuously launching products and services that align with market needs. In the renewable energy field, we aim to establish a vertically integrated industrial ecosystem that connects the entire value chain—from upstream raw materials and midstream manufacturing to downstream energy services. At the same time, leveraging our company’s established mature manufacturing system, we are actively exploring new opportunities for “Made in America”. We aim to expand the coverage of “Made in America”, extending our manufacturing advantages into a broader range of scenarios and establishing a diversified local production capacity across multiple fields. We firmly believe that a clear strategy, leading technology, and exceptional execution capabilities are core competencies that enable our company to navigate through cycles successfully. We will persistently scan global markets for emerging demands, new policies, and innovative technologies while prudently yet decisively allocating resources to expand new development spaces and create long-term stable value returns for our shareholders.”

Unaudited Financial Results for the First Six Months of Fiscal Year 2025

Total net revenues in the first six months of 2025 were US$3.58 million, representing a 69.46% period-over-period increase from US$2.11 million in the same period of 2024. The period-over-period increase in total net revenues was driven by more revenue generated from sales of renewable energy products and services as well as rental services starting second half of 2024.

Cost of revenues in the first six months of 2025 was US$4.23 million, representing a 108.20% period-over-period increase from US$2.03 million in the same period of 2024. The period-over-period increase in cost of revenues was primarily driven by (1) more revenue generated from sales of renewable energy products starting second half of 2024, and (2) a value-added tax (“VAT”) recoverable impairment which was recognized and substantially allocated to cost of revenue in the first six months of 2025, as it is expected that the VAT will not be recovered in the foreseeable future. There was no such impairment incurred in 2024.

Gross loss in the first six months of 2025 was US$0.65 million, compared to gross profit of US$0.08 million in the same period of 2024.

Total operating expenses in the first six months of 2025 were US$10.21 million compared to US$12.50 million in the same period of 2024.

●	Selling expenses in the first six months of 2025 were US$0.27 million compared to US$0.66 million in the same period of 2024. The period-over-period decrease in selling expenses was mainly driven by execution of cost-saving initiatives across the Company’s Chinese subsidiaries during the first six months of 2025.

●	General and administrative expenses in the first six months of 2025 were US$9.94 million compared to US$11.84 million in the same period of 2024. The period-over-period decrease in general and administrative expenses was mainly due to our optimization and streamlining of business operations, including resource allocation, cost and expense control.

Loss from operations in the first six months of 2025 was US$10.86 million compared to US$12.42 million in the same period of 2024.

Interest income in the first six months of 2025 was US$4.41 million compared to US$6.04 million in the same period of 2024. The period-over-period decrease in interest income was mainly caused by a decrease in bank interest rates.

Other income in the first six months of 2025 was US$0.13 million compared to US$0.33 million in the same period of 2024. The period-over-period decrease in other income was primarily due to the Company receiving a one-off non-operating income of US$0.33 million in 2024 and no such income occurred in the first six months of 2025.

Other expense in the first six months of 2025 was US$0.07 million compared to US$0.06 million in the same period of 2024.

Net loss in the first six months of 2025 was US$4.50 million compared to US$6.65 million in the same period of 2024.

Net loss attributable to Ebang International Holdings Inc. in the first six months of 2025 was US$4.51 million compared to US$6.23 million in the same period of 2024.

Basic and diluted net loss per share in the first six months of 2025 were both US$0.72 compared to US$0.99 in the same period of 2024.

About Ebang International Holdings Inc.

Ebang, leveraging years of manufacturing experience and possessing expertise in blockchain technology and Fintech, has emerged as a key player in these fields. The Company utilizes advanced technologies and cutting-edge financial services to develop and launch innovative Fintech service platforms that have received positive acclaim in the market. In order to diversify its product offerings for more stable financial performance, the Company has expanded into the renewable energy sector, underscoring its commitment to sustainability and long-term growth. In the foreseeable future, it will continue to focus on both its Fintech and renewable energy businesses while maintaining adaptability to market demands and remaining open to new opportunities. For more information, please visit https://ir.ebang.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to,” and other similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current markets and operating conditions. Forward-looking statements include, but are not limited to, statements regarding our future operating results and financial position, our business strategy and plans, expectations relating to our industry, the regulatory environment, market conditions, trends and growth, expectations relating to customer behaviors and preferences, our market position and potential market opportunities, and our objectives for future operations. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. These risks and uncertainties include our ability to successfully execute our business and growth strategy and maintain future profitability, market acceptance of our products and services, our ability to further penetrate our existing customer base and expand our customer base, our ability to develop new products and services, our ability to expand internationally, the success of any acquisitions or investments that we make, the effects of increased competition in our markets, our ability to stay in compliance with applicable laws and regulations, market conditions across the blockchain, Fintech and general markets, political and economic conditions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com

EBANG INTERNATIONAL HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Stated in US dollars)

	June 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$214,500,925	$213,822,331
Restricted cash, current	293,033	580,019
Short-term investments	705,880	4,906,760
Accounts receivable, net	1,376,157	1,586,766
Advances to suppliers	85,641	70,312
Inventories, net	923,781	597,116
Prepayments	446,357	322,382
VAT recoverable, current	85,406	3,203,198
Other current assets, net	5,840,320	5,676,953
Total current assets	224,257,500	230,765,837

Non-current assets:
Property, plant and equipment, net	29,185,051	29,907,181
Intangible assets, net	3,353,250	3,339,664
Operating lease right-of-use assets	2,733,644	3,348,442
Operating lease right-of-use assets - related parties	27,537	40,081
Restricted cash, non-current	640,244	602,178
Goodwill	1,349,288	1,277,789
VAT recoverable, non-current	1,590,815	766,587
Other assets	4,909,975	5,756,224
Total non-current assets	43,789,804	45,038,146

Total assets	$268,047,304	$275,803,983

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$416,879	$286,099
Accrued liabilities and other payables	9,047,734	10,367,210
Operating lease liabilities, current	659,016	1,114,377
Operating lease liabilities - related parties, current	24,046	29,961
Advances from customers	43,083	55,403
Total current liabilities	10,190,758	11,853,050

Non-current liabilities:
Operating lease liabilities, non-current	2,682,053	2,877,122
Operating lease liabilities – related parties, non-current	3,491	10,120
Other non-current liability	383,714	376,841
Deferred tax liabilities	312,008	326,452
Total non-current liabilities	3,381,266	3,590,535

Total liabilities	13,572,024	15,443,585

Equity:
Class A ordinary share, HKD0.03 par value, 11,112,474 shares authorized, 4,989,746 shares issued, 4,726,424 shares outstanding as of June 30, 2025 and December 31, 2024	18,178	18,178
Class B ordinary share, HKD0.03 par value, 1,554,192 shares authorized, issued and outstanding as of June 30, 2025 and December 31, 2024	5,978	5,978
Additional paid-in capital	396,090,766	396,454,715
Statutory reserves	11,079,649	11,079,649
Accumulated deficit	(139,606,592)	(135,091,716)
Accumulated other comprehensive loss	(13,947,759)	(12,874,020)
Total Ebang International Holdings Inc. shareholders’ equity	253,640,220	259,592,784
Non-controlling interest	835,060	767,614
Total equity	254,475,280	260,360,398

Total liabilities and equity	$268,047,304	$275,803,983

EBANG INTERNATIONAL HOLDINGS INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS

(Unaudited)

(Stated in US dollars)

	For the six months ended June 30, 2025	For the six months ended June 30, 2024

Product revenue	$459,688	$359,498
Service revenue	3,122,481	1,754,376
Total revenues	3,582,169	2,113,874
Cost of revenues	4,230,712	2,032,038
Gross profit	(648,543)	81,836

Operating expenses:
Selling expenses	272,420	657,507
General and administrative expenses	9,935,934	11,841,322
Total operating expenses	10,208,354	12,498,829

Loss from operations	(10,856,897)	(12,416,993)

Other income (expenses):
Interest income	4,412,508	6,035,650
Other income	127,717	333,151
(Loss) Gain from investment	(359,815)	3,104
Net loss on disposal of cryptocurrencies	-	(64,344)
Exchange gain (loss)	2,203,176	(520,020)
Government grants	17,439	27,854
Other expenses	(70,493)	(61,744)
Total other income	6,330,532	5,753,651

Loss before income taxes benefit	(4,526,365)	(6,663,342)

Income taxes benefit	30,224	17,928

Net loss	(4,496,141)	(6,645,414)
Less: net income (loss) attributable to non-controlling interest	18,735	(416,905)
Net loss attributable to Ebang International Holdings Inc.	$(4,514,876)	$(6,228,509)

Comprehensive loss
Net loss	$(4,496,141)	$(6,645,414)
Other comprehensive loss:
Foreign currency translation adjustment	(1,025,028)	(692,823)

Total comprehensive loss	(5,521,169)	(7,338,237)
Less: comprehensive gain (loss) attributable to non-controlling interest	67,446	(503,573)
Comprehensive loss attributable to Ebang International Holdings Inc.	$(5,588,615)	$(6,834,664)

Net loss per ordinary share attributable to Ebang International Holdings Inc.
Basic	$(0.72)	$(0.99)
Diluted	$(0.72)	$(0.99)

Weighted average ordinary shares outstanding
Basic	6,280,616	6,280,616
Diluted	6,280,616	6,280,616

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